          November 19, 2015

VIA EDGAR

Laura Nicholson, Esq.

Special Counsel

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Andina Acquisition II
Amendment No. 2 to Registration Statement on Form S-1
Filed November 6, 2015
File No. 333-207037

Dear Ms. Nicholson:

On behalf of Andina Acquisition Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated November 19, 2015, relating to the above-captioned Registration Statement (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 2. We are also delivering three (3) courtesy copies of such marked copy to John Stickel.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A.

We have revised the disclosure in the Registration Statement as requested.

Securities and Exchange Commission

November 19, 2015

Exhibit 5.1 and Exhibit 5.2

2.	We note that each legality opinion suggests that the registration statement covers the offer and sale of the ordinary shares issuable upon exercise of the warrants. However, it does not appear that the registration statement covers the offer and sale of the ordinary shares issuable upon exercise of the warrants. Please advise. In the alternative, please file revised legality opinions that accurately reflect the transactions being registered.

We have revised and refiled the legality opinions as requested.

3.	With respect to Exhibit 5.1, it appears to be inappropriate to limit the meaning of “non-assessable” with the language in parenthesis that is included in the third paragraph after Section 4.2 of the opinion. Refer to Section II.B.1.a of Staff Legal Bulletin No. 19 (October 14, 2011). Please file a revised opinion that omits this limitation.

Maples and Calder has advised that as a matter of Cayman Islands law, there are limited exceptional circumstances where shareholders may be liable for more than the amount paid on their shares. The opinion of Maples and Calder cannot be issued without reference to these limited exceptions. As a summary, the current status of English case law, which is persuasive (although not technically binding) in the Cayman Islands is that the Court may disregard the corporate veil (that is, ignore the separate legal personality of the company to fix a shareholder with a liability which exceeds the amount paid up on the shares) if there is a legal right against the person in control of it which exists independently of the company's involvement, and a company is interposed so that the separate legal personality of the company will defeat the right or frustrate its enforcement. Maples and Calder notes that this limitation has been included in numerous similar legal opinions issued by them for public offerings such as this. Accordingly, the legal opinion has not been revised in response to this comment.

4.	Please tell us why the legality opinion filed as Exhibit 5.2 does not opine on the legality of the units, rights and warrants underlying the representative’s purchase option. In the alternative, please file a revised legality opinion that opines on the legality of such securities.

We have revised and refiled the legality opinion as requested.

*************

Securities and Exchange Commission

November 19, 2015

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Julio A. Torres